UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Northern Dynasty Minerals, Ltd.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

66510M204

(CUSIP Number)

December 12, 2008

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]	Rule 13d-1(b)
[X]	Rule 13d-1(c)
[ ]	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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1.		Name of Reporting Person Mitsubishi Corporation
2.	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☒
3.		S.E.C. Use Only
4.		Citizenship or Place of Organization Japan
Number of Shares Beneficially Owned by Each Reporting Person	5.	Sole Voting Power 9,254,365 Shares
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 9,254,365 Shares
	8.	Shared Dispositive Power 0
9.		Aggregate Amount Beneficially Owned by Each Reporting Person 9,254,365 Shares
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares	☐
11.		Percent of Class Represented by Amount in Row 9 10.0%
12.		Type of Reporting Person CO

CUSIP NO. 66510M204	Schedule 13G	Page 3 of 5

Item 1.	(a)	Name of Issuer Northern Dynasty Minerals, Ltd. (the “Issuer”).
	(b)	Address of Issuer’s Principal Executive Offices Suite 1020-800 West Pender Street Vancouver, British Columbia V6C2V6, Canada
Item 2.	(a)	Names of Persons Filing This Statement is being filed on behalf of Mitsubishi Corporation (the “Reporting Person”)
	(b)	Address of Principal Business Office The address of the principal business office of the Reporting Person is 3-1, Marunouchi 2-Chome, Chiyoda-Ku, Tokyo 100-8086, Japan.
	(c)	Citizenship The Reporting Person is a corporation organized under the laws of Japan.
	(d)	Title of Class of Securities Common Stock, no par value (the “Common Stock”)
	(e)	CUSIP Number 66510M204
Item 3.	This statement is not being filed pursuant to either Rule 13d-1(b) or 13d-2(b) or (c).
Item 4.	Ownership.
	(a)	Amount Beneficially Owned: The Reporting Person may be deemed to beneficially own an aggregate of 9,254,365 shares of Common Stock.

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(b)

Percentage Owned:

Based on calculations made in accordance with Rule 13d-3(d), and there being 92,543,639 shares of Common Stock outstanding (as reported in the Issuer’s report on Form 6-K filed on November 19, 2008), the Reporting Person may be deemed to beneficially own approximately 10.0% of the outstanding Common Stock as of the date hereof.

(c)

Number of Shares as to Which Such Person Has:

The Reporting Person has the sole power to vote or direct the vote, and the sole power to dispose or direct the disposition of, all such shares of Common Stock.

Item 5.	Ownership of Five Percent or Less of a Class Not applicable.
Item 6.

Ownership of More than Five Percent on Behalf of Another Person

No person other than the Reporting Person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any securities owned by the Reporting Person.

Item 7.	Identification and Classification of Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company Not applicable.
Item 8.	Identification and Classification of Members of the Group Not applicable.
Item 9.	Notice of Dissolution of Group Not applicable.
Item 10.

Certification

(b) The following certification shall be included if the statement is filed pursuant to §240.13d-1(c):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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CUSIP NO. 66510M204	Schedule 13G	Page 5 of 5

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: December 12, 2008

MITSUBISHI CORPORATION
By:	/s/ Shinichi Tana
Name: Shinichi Tana Title: Senior Vice President, Division COO, Non-Ferrous Metals Division Mistsubishi Corporation